MATERIAL CHANGE REPORT FORM 51-102F3 Item 1 Name and Address of Issuer Docebo Inc. (the “Company”) 366 Adelaide Street West Toronto, Ontario M5V 1R7 Item 2 Date of Material Change August 2, 2021 Item 3 News Release Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on August 3, 2021 through the newswire services of Businesswire and filed on the System for Electronic Document Analysis and Retrieval and Electronic Data Gathering, Analysis and Retrieval system. Item 4 Summary of Material Change The Company announced the appointment of Rudy Valdez as its new Chief Operating Officer and the transition of Martino Bagini (its current Chief Operating Officer) to Chief Corporate Development Officer of the Company. Mr. Valdez will join the Company and Mr. Bagini will transition to his new role on September 1, 2021. Item 5 Full Description of Material Change For a full description of the material change, please see Schedule “A” attached hereto. Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable. Item 7 Omitted Information Not applicable. Item 8 Executive Officer The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows: Ian Kidson, Chief Financial Officer Tel: (416) 456-5868

Item 9 Date of Report August 3, 2021.

SCHEDULE “A” 7187982